Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

April 20, 2018

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Edward P. Bartz Megan Miller

Re:	Destra International & Event-Driven Credit Fund, File Nos.: 333-221584; 811-23309

Dear Mr. Bartz and Ms. Miller:

The following responds to the comments you provided orally on April 16, 2018 and April 17, 2018 in connection with your review of the amended registration statement (the “Registration Statement”) filed on March 23, 2018 on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), to register the Destra International & Event-Driven Credit Fund (the “Fund” or “Registrant”).1 The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

Prospectus

1.	Comment: Please supplementally:

(i) inform the Staff of the accounting policy applied to the unitranche loans (“co-lending investments”).

(ii) inform the Staff of how the valuation of such co-lending investments takes into account the payment prioritization schedule/payment waterfall.

(iii) describe the impact of such co-lending arrangements on the calculation of interest income under the effective interest method.

(iv) confirm whether any co-lenders under these unitranche loans are affiliated with the Fund’s Adviser(s).

Response: (i) The Registrant advises the Staff on a supplemental basis that it will not invest in directly originated loans where the valuation methodology takes into account the payment prioritization; the Fund will invest in loans that are quoted on the secondary market.

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

(ii) The valuation methodology of the loans is the same approach as the Registrant’s other debt investments. The Registrant uses quotes, including prices provided by independent pricing services and readily available market quotations obtained from broker-dealers making markets in such instruments. If quotes are not available for a loan due to the stressed or distressed state of the security, the investment is assessed at fair value, in accordance with the Registrant’s valuation policy.

(iii) Interest income on these loan securities is calculated on an effective yield basis. Other interest income and expenses are calculated on an accruals basis.

(iv) The Registrant will not enter into any directly originated co-lending arrangements and no co-lender will be affiliated with the Fund’s Adviser.

General Comments

2.	Comment: Please supplementally provide the Staff with a copy of the Fund’s “Summary of Fees and Expenses” at your earliest convenience.

Response: The Registrant will include the completed “Summary of Fees and Expenses,” which is attached as an Appendix to this letter, in a pre-effective amendment to the Registration Statement.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959 or, in my absence, to Benjamin McCulloch at (312) 569-1109.

Sincerely,

/s/ Joshua Deringer

Joshua Deringer

cc:	Jane Hong Shissler, Esq. Benjamin McCulloch, Esq.

Appendix

Summary of Fees and Expenses

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that holders of Shares can expect to bear directly or indirectly.

Shareholder Fees
Maximum Sales Load Imposed on Purchases (as a percentage of offering price)	None
Annual Fund Expenses (as a percentage of average net assets attributable to Shares)(1)
Management Fee(2)	2.54%
Interest Payments on Borrowed Funds(3)	1.45%
Other Expenses(4)	1.44%
Total Annual Fund Operating Expenses	5.43%
Fee Waiver and/or Expense Reimbursement(5)	(0.72)%
Total Annual Fund Operating Expenses (after Fee Waiver and/or Expense Reimbursement)(5)	4.71%

____________

(1)	Amount assumes that the Fund sells $2 million worth of Shares during the following twelve months and that the Fund receives proceeds therefrom of approximately $50 million, resulting in estimated average net assets of approximately $50 million. That amount also assumes that the Fund borrows funds equal to approximately 45% of its average net assets during such period. Actual expenses will depend on the number of Shares the Fund sells in this Offering and the amount of leverage the Fund employs, if any. There can be no assurance that the Fund will sell $2 million worth of Shares during the following twelve months.
(2)	The Management Fee is calculated and payable quarterly in arrears at the annual rate of 1.75% of the Fund’s average daily Managed Assets during such period. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). The management fee shown in the table above is higher than the contractual rate because the management fee in the table is required to be calculated as a percentage of average net assets, rather than managed assets. Because the Management Fee is based on the Fund’s average daily Managed Assets, the Fund’s use of leverage, if any, will increase the Management Fee paid to the Advisers.
(3)	Includes estimated interest expenses associated with the Fund’s expected use of leverage at an assumed annual interest rate equal to 3.22%, which is subject to change based on market conditions.
(4)	Other expenses include offering costs in connection with this Offering, accounting, legal and auditing fees of the Fund, as well as the reimbursement of the compensation of administrative personnel and fees payable to the Trustees who do not also serve in an executive officer capacity for the Fund or Destra Capital Advisors LLC (“Destra” or the “Adviser”). The amount presented in the table estimates the amounts the Fund expects to pay during the following twelve months, assuming the Fund raises $50 million of proceeds during such time and the Fund borrows approximately 45% of its average net assets during such period. If the Fund raises a lower amount of proceeds during such period, all else being equal, other expenses would be higher as a percentage of average net assets attributable to Shares.

(5)	Destra and the Fund have entered into the Expense Limitation Agreement under which Destra has agreed to waive its Management Fee and/or pay, on a quarterly basis, the “ordinary operating expenses” (as defined below) of the Fund to the extent that such expenses exceed 2.25% per annum of the Fund’s average daily Managed Assets (the “Expense Limitation”). The Total Annual Fund Operating Expenses (after Fee Waiver and/or Expense Reimbursement) shown in the table above is higher than the contractual limit because the Total Annual Fund Operating Expenses (after Fee Waiver and/or Expense Reimbursement) in the table is required to be calculated as a percentage of average net assets, rather than managed assets. Because the Total Annual Fund Operating Expenses (after Fee Waiver and/or Expense Reimbursement) is based on the Fund’s average daily Managed Assets, the Fund’s use of leverage, if any, will increase the Total Annual Fund Operating Expenses (after Fee Waiver and/or Expense Reimbursement). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay Destra pro rata in the amount of any Fund expense paid or waived by it, subject to the limitations that: (1) the recoupment for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the recoupment may not be made if it would cause the Fund’s then-current expense limitation, if any, and the expense limitation that was in effect at the time when Destra paid or waived the ordinary operating expenses that are the subject of the repayment, to be exceeded. The Expense Limitation Agreement will remain in effect until April 26, 2019, and will automatically continue in effect for successive twelve-month periods thereafter. Neither the Board nor Destra may terminate the Expense Limitation Agreement during the initial term. After the initial term, either the Board or Destra may terminate the Expense Limitation Agreement upon 30 days’ written notice. For the purposes of the Expense Limitation Agreement, “ordinary operating expenses” consist of all ordinary expenses of the Fund, including investment management fees, administration fees, transfer agent fees, organization and offering expenses, fees paid to the Fund’s trustees, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities), prime broker fees and expenses, and dividend expenses related to short sales), (b) interest expense and other financing costs, (c) taxes, (d) shareholder service fees, if any, and (e) extraordinary expenses.

The Fees and Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. More information about discounts that may apply to purchases of Shares is available from your financial professional. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 74 of this prospectus.

Example:

The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a $1,000 investment assuming the Fund’s direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above and the Fund earns a 5.0% annual return (the example assumes the Fund’s current Expense Limitation will remain in effect for only one year):

1 Year	3 Years	5 Years	10 Years
$47	$156	$263	$528

The Example above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. For example, although the table above assumes the Fund’s current Expense Limitation will remain in effect for only one year, the Fund currently expects to maintain an Expense Limitation for the life of the Fund. While the Example assumes a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. In addition, the Example assumes reinvestment of all distributions pursuant to the DRP. If Shareholders request repurchase proceeds be paid by wire transfer, such Shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by UMB Fund Services Inc. (the “Administrator”). If a Shareholder requests an expedited payment by wire transfer, the applicable outgoing wire transfer fee may be deducted from the Shareholder’s repurchase proceeds. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses,” “Management Fee” and “Purchases of Shares.”

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